Linda van Doorn
Jorge Bonilla
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:

Item 4-02 Form 8K/A
Filed May 15, 2008
File No. 000-12536

Date: May 22, 2008

Dear Ladies and Gentlemen,

On behalf of China Recycling Energy Corporation (the "Company"), in connection with the above referenced reports, we are hereby providing you the following responses to the comments in your letter dated May 19, 2008:

Comment:

1. Item 4.02(c) of Form 8-K requires you to provide your independent accountant with a copy of the disclosure you are making in response to Item 4.02(b) and request that it furnish you with a letter stating whether it agrees with the statements you have made in response to Item 4.02(b). If your independent accountant does not agree with your disclosure, it should explain why not. Please amend your Form 8-Kto file an updated letter as an exhibit no later than two business days after you receive it.

Response:

We have filed the Amendment to Form 8-K/A and attach the updated letter from our independent accountant as an exhibit therein per your instruction. Please refer to the Form 8-K/A filed on May 22, 2008 for details.

Acknowledgement Statement

In connection to responding to all the comments of the Securities and Exchange Commission, China Recycling Energy Corporation ("Company") hereby acknowledges that:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3. The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at telephone: 011-86-29-87651098 or fax: 011-86-29-87651099.

/s/ Guangyu Wu
Guangyu Wu

Chief Executive Officer
China Recycling Energy Corporation